Contact

www.linkedin.com/in/sheilla-
sajady-4280934 (LinkedIn)

Sheilla Sajady

Co-Founder & CCO at Maazah | Ex Target
Minneapolis, Minnesota, United States

Experience

Maazah Chutney
Co-Founder & Chief Creative Officer
2014 - Present (10 years)
Minnesota, United States

Target
12 years 11 months

Associate Creative Director
April 2014 - June 2023 (9 years 3 months)

› Responsible for inspiring, leading, and driving the visualization process, from
collaborative conceptualization through final product within various categories
(fashion, home, beauty & seasonal) through multiple media channels.

› Endorse high-quality, integrated communications against strategic business
objectives while supporting the design rationale when presenting design
solutions to business partners.

› Support and develop creative talent by helping them become experts in their
craft while fostering growth.

Senior Art Director & Designer
August 2010 - March 2014 (3 years 8 months)

OLSON
Senior Art Director
December 2007 - August 2010 (2 years 9 months)

Ameriprise Financial
Creative Manager
April 2007 - December 2007 (9 months)

Target Corporation
Digital Designer / Art Director
2005 - 2007 (2 years)

Education

College of Visual Arts

· (2000 - 2004)